CIBT EDUCATION GROUP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE STATED)
FOR THE YEAR ENDED AUGUST 31, 2011

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED AUGUST 31, 2011

The following Management’s Discussion & Analysis (“MD&A”) is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the consolidated financial statements and related notes for the year ended August 31, 2011. These documents, along with additional information about the Company, including the Annual Information Form, are available at www.sedar.com.

This MD&A contains certain forward-looking statements, which relate to future events or the Company’s future performance that include terms such as “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall” and similar terms. These statements involve known and unknown risks, uncertainties and other factors that are beyond the Company’s control, which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A.

The Company’s operating results for the three and twelve months ended August 31, 2011 are compared to the operating results for the three and twelve months ended August 31, 2010.

NON-GAAP FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and (“adjusted EBITDA”), both of which are non-GAAP financial metrics, are used in this Management’s Discussion & Analysis. These non-GAAP financial measurements do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles (“GAAP”), and is therefore unlikely to be comparable to similar measures presented by other issuers. Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing and accounting decisions. Management uses adjusted EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates further non-cash and non-recurring items. Certain investors, analysts and others utilize these non-GAAP financial metrics in assessing the Company’s financial performance. These non-GAAP financial measurements have not been presented as an alternative to net income or any other financial measure of performance prescribed by GAAP. Reconciliation of the non-GAAP measure has been provided on page 5 of this Management’s Discussion & Analysis.

Date of Report – November 29, 2011

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE YEAR ENDED AUGUST 31, 2011

NATURE OF BUSINESS

CIBT Education Group Inc. (the “Company”) is an education management company headquartered in Vancouver, British Columbia, Canada with a focus on delivering advanced education using interactive technology to the global education market. The Company’s current business operations include education and media communications. The Company currently has four business units:

•
CIBT School of Business & Technology Corp. (“CIBT”) is an education company based in China. They own the exclusive license for the American Hotel and Lodging Educational Institute (“AHL-EI”) content in China and the Philippines. CIBT engages in joint partnerships with schools in China and emerging Asia to teach North American based programs taught through traditional face to face teaching in addition to an interactive video conferencing teaching platform called the Global Learning Network (“GLN”).

•
Sprott-Shaw Degree College Corp. (“SSDC or Sprott-Shaw”) is comprised of a community college and a degree granting college, based in Canada. The community college specializes in healthcare, hospitality and tourism management, and business diploma programs, while the degree granting college offers accredited Bachelor of Business Administration degrees in British Columbia, Canada.  Established in 1903, Sprott-Shaw Community College is the oldest private post-secondary institution in British Columbia, Canada.

•
KGIC Language College Corp. (“KGIC”) is an English language college based in Canada. They deliver English language programs and career programs to foreign students in Canada. KGIC has developed a global network of student recruitment agents in 42 countries to attract international students to study at its Canadian campuses.

•
IRIX Design Group Inc. (“IRIX”) is an advertising and marketing company based in Canada. IRIX provides advertising and communication solutions with a niche in Asian market advertising.  IRIX also provides marketing and design services for the Company’s various subsidiaries.

OVERALL PERFORMANCE

The table below describes the financial performance for the Company for the three months ended August 31, 2011:

Selected Financial Information, three months ended August 31, 2011	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010	Absolute Change	Percentage Change

Total revenues	$18,260,163	$20,130,656	$(1,870,493)	(9%)
Total revenues net of direct costs %	65%	60%	5%	NA

Educational revenues – CIBT	$507,635	$1,066,497	$(558,862)	(52%)
Educational revenues net of direct costs % – CIBT	35%	23%	12%	NA

Educational revenues – SSDC	$9,765,130	$10,507,619	$(742,489)	(7%)
Educational revenues net of direct costs % – SSDC	68%	66%	2%	NA

Educational revenues – KGIC	$7,595,430	$8,167,918	$(572,488)	7%
Educational revenues net of direct costs % – KGIC	64%	59%	5%	NA

Design and advertising revenues – IRIX	$391,968	$388,622	$3,346	1%
Design and advertising revenues net of direct costs % – IRIX	37%	51%	(14%)	NA

General and administrative expenses	$12,196,697	$10,506,530	$1,690,167	16%

Impairment of Long-lived assets and Goodwill	$128,526	$2,127,229	$(1,998,703)	(94%)

Write-Off of Deferred Finance Fees	-	$200,000	$(200,000)	(100%)

Net loss	$(2,291,857)	$(653,320)	$(1,638,537)	NA

EBITDA (non-GAAP)	(644,275)	$(851,056)	$206,781	NA

Adjusted EBITDA (non-GAAP)	(455,749)	$1,476,173	$(1,931,922)	NA

The table below describes the financial performance for the Company for the twelve months ended August 31, 2011:

Selected Financial Information, twelve months ended August 31, 2011	Twelve Months Ended August 31, 2011	Twelve Months Ended August 31, 2010	Absolute Change	Percentage Change

Total revenues	$58,575,126	$55,954,852	$2,620,274	5%
Total revenues net of direct costs %	63%	63%	0%	NA

Educational revenues – CIBT	$4,206,757	$7,166,099	$(2,959,342)	(41%)
Educational revenues net of direct costs % – CIBT	48%	47%	1%	NA

Educational revenues – SSDC	$30,619,935	$36,919,922	$(6,299,987)	(17%)
Educational revenues net of direct costs % – SSDC	65%	68%	(3%)	NA

Educational revenues – KGIC *	$21,838,554	$10,302,107	$11,536,447	112%
Educational revenues net of direct costs % – KGIC *	65%	57%	8%	NA

Design and advertising revenues – IRIX	$1,909,880	$1,566,724	$343,156	22%
Design and advertising revenues net of direct costs % – IRIX	48%	55%	(7%)	NA

General and administrative expenses	$39,237,013	$31,899,806	$7,337,207	23%

Impairment of marketable securities, long-lived assets and goodwill	$5,957,778	$2,127,229	$3,830,549	180%

Write-off of deferred finance fees	$510,711	$200,000	$310,711	155%

Net income (loss)	$(10,091,064)	$582,370	$(10,673,434)	NA

EBITDA (non-GAAP)	$(9,174,456)	$(153,062)	$(9,021,394)	NA

Adjusted EBITDA (non-GAAP)	$(2,705,967)	$2,174,167	$(4,880,134)	NA

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financial results for the twelve months ended August 31, 2010 for KGIC represents only a five and a half month period.

The Company’s revenues decreased 9% in the three months ended August 31, 2011 and increased 5% in the twelve months ended August 31, 2011 compared to the same periods last year. The revenue growth in the year is attributed to the organic growth in KGIC, who has benefited from a synergistic relationship with the Company since its acquisition on March 15, 2010. The prior year only included five and a half months of results for KGIC since the date of acquisition. Further discussion on KGIC can be found at the “KGIC” section below. This revenue growth was offset by the revenue decline of CIBT, as the Company has transitioned out of the premium programs jointly offered with Beijing University of Technology as the demand for premium programs declined. Revenue also declined for SSDC, whose revenues were temporarily impacted by changes in student loan lending policies and overall economic impact on the educational industry.

The increase in general and administrative expenses is due to several factors, including:

•	a full year of KGIC expenses were included in this fiscal year as compared to only five and a half months of KGIC expenses were included in the previous year’s financial statement
•	reduction in employees in CIBT China operations resulting in severance pay,
•	consolidation of Sprott-Shaw and KGIC operations which resulted in less number of employees for the future periods, but resulting in severance pay;
•	re-investment of research and development for new programs and the GLN platform, and,
•	the implementation of the HST tax that took effect on July 1, 2010 but was abolished by a voter’s referendum in September 2011.

The expanding market share of KGIC also contributed to the increase in general and administrative expenses such as agent commission and marketing expenses. Refer to the “General and Administrative Expenses” discussion below for a more detailed analysis of expenses.

The following reconciles the net (loss) income to EBITDA and Adjusted EBITA (non-GAAP):

	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010	Twelve Months Ended August 31, 2011	Twelve Months Ended August 31, 2010

Net income (loss)	$(2,291,857)	$(653,320)	$(10,091,064)	$582,370

Add: interest on long-term debt	161,074	48,075	153,656	92,346
Add: income tax (recovery) provision	992,724	(772,938)	(894,623)	(2,365,055)
Add: depreciation and amortization	493,784	527,127	1,657,575	1,537,277

EBITDA (non-GAAP)	(644,275)	(851,056)	(9,174,456)	(153,062)

Add: impairments of marketable securities, long-lived assets and goodwill	188,526	2,127,229	$5,957,778	2,127,229
Add: write-off of deferred finance fees	-	200,000	$510,711	200,000

Adjusted EBITDA (non-GAAP)	$(455,749)	$1,476,173	$(2,705,967)	$2,174,167

The table above shows the increase in net loss and decrease in EBITDA for the three and the twelve months ended August 31, 2011 compared to same periods in 2010 . A significant portion of the decreased profitability is due to the non-cash impairment of long-lived assets and goodwill, explained in detail in the “CIBT” section, and the write-off of deferred finance fees, explained in detail after the “general and administrative” section, and a non-cash impairment of marketable securities. These two expenses added a total of $6,468,489 to the expenses in the twelve months ended August 31, 2011, but are non cash items that do not affect the Company’s on-going operations. Additionally, the transformation of CIBT’s China operation has increased its expenses relative to revenues as the Company reorganizes their operations for future growth. Further, the Canadian government employment insurance and Canadian Student Loans have established new guidelines which impacted SSDC’s enrollment and British Columbia’s private education industry at large. To overcome these issues, new programs and business development activities have been developed to accommodate the policy changes and some underperforming campuses have been shut down. Refer to the “Results of Operations” discussion below for a detailed analysis of each subsidiary.

The following details various items and the effects on cash during the twelve months ended August 31, 2011:

	Year Ended August 31, 2011	Year Ended August 31, 2010

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net (loss) income	$(10,091,064)	$582,370
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets	1,657,575	1,537,277
- stock-based compensation	91,122	232,626
- amortization of deferred curriculum costs	-	295,903
- future income tax recovery	(879,680)	(2,400,024)
- loss on disposal of assets, net	39,656	174,516
- impairment of marketable securities	60,000	127,229
- impairment of long-lived assets and goodwill	5,897,778	2,000,000
- write-off of deferred offering costs	510,711	200,000
- non-controlling interests	443,565	369,883
Net changes in non-cash working capital items (Note 22)	(1,310,798)	(1,091,831)

NET CASH FROM (USED IN) OPERATING ACTIVITIES	(3,581,135)	2,027,949

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchases of property and equipment	(488,247)	(672,645)
Acquisition of net assets of business entities net of cash acquired	(50,000)	(4,973,148)
Curriculum development costs	(65,041)	(106,454)
Restricted cash	(250,000)	-

NET CASH USED IN INVESTING ACTIVITIES	(853,288)	(5,752,247)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of shares and warrants, net of issue costs	806,950	3,297,430
Purchase of treasury shares	(30,265)	(29,674)
Advances to related parties	43,721	19
Non-controlling interest draws	(505,934)	(217,434)
Capital Lease obligation repayments	(105,753)	(85,190)
Loan principal repayments	(607,164)	(432,551)
Loan principal advances	-	3,000,000
Deferred offering costs	(171,820)	(538,891)

NET CASH FROM (USED IN) FINANCING ACTIVITIES	(570,265)	4,993,709

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(50,579)	(94,704)

NET INCREASE (DECREASE) IN CASH	(5,055,267)	1,174,707

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,511,835	10,337,128

CASH AND CASH EQUIVALENTS, END OF YEAR	$6,456,568	$11,511,835

CASH AND CASH EQUIVALENTS:
Cash in bank	$5,381,795	$10,893,807
Term deposits	1,074,773	618,028

	$6,456,568	$11,511,835

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$164,896	$71,937
Income taxes paid	$14,549	$8,139

The changes in working capital accounts reflect the normal business operating cycle of the Company’s educational business. The Company’s Sprott-Shaw and CIBT business units follow the typical student enrolment/academic season for the education business sector, which is September of every year. A substantial amount of the Company’s tuition fees are collected in the month of September of each year, but are deferred and recognized as programs are delivered throughout the academic year, many of which operate from September to June.

KGIC’s business operating cycle is typically reverse of CIBT and SSDC with the summer season as the busiest season for the year due to the significant increase in summer camp programs. Since these summer camp programs run from June to August, tuition fees collected in June increases the Company’s cash balance and deferred revenue balance also increases.

As the academic year progresses, certain working capital accounts will decrease to reflect the revenue earning process. Accounts receivable (especially in Sprott-Shaw’s operations) will decrease and be converted into cash as tuition fees are collected from students and government contracts. Accounts payable will decrease as cash is used to pay trade suppliers and educational partners. Prepaid expenses will decrease as prepaid teaching costs to CIBT’s educational partners are amortized and recognized as direct educational costs during the revenue recognition process. Unique to the educational business sector are deferred educational revenues since tuition fees are collected in advance of courses and programs being delivered. When the tuition fees are collected for September starts, the Company’s cash balance increased and the deferred revenue balance also increased. Although deferred revenues represent a liability to the Company to deliver academic programs over a pre-negotiated time period, it is also an indicator of revenue trend that will be earned by the Company over the ensuing months. As the courses and programs are delivered, the tuition fee revenues are earned by the Company and the deferred revenue balance decreases as it is recognized as revenues during the period. The reduction in the deferred revenue balance is a reduction in the liability to the Company to deliver the courses and programs, and the reduction is in effect a use of cash to decrease the Company’s liabilities.

As a normal course of business, KGIC and the international department of Sprott-Shaw employ international recruitment agents to recruit international students to study in Canada.  Due to generally accepted accounting principles, commissions earned by these recruitment agents must be expensed immediately while the tuition fees are allocated as deferred revenue to be earned out over the length of the program as described above.  This process has created a significant swing between profit and loss for certain quarters depending on the period cut-off date.  This timing between recognition of the revenue and expenses will eventually average out by the end of the fiscal year but nevertheless a distortion arises in certain quarterly reports due to significant commission expenses without the corresponding revenue in the same period.

The current portion of long term debt decreased by $198,581 for the three months ended August 31, 2011 which represents consistent efforts by the Company to decrease its debt. The loan originated from a term loan facility from a commercial bank that was used to acquire KGIC in March 2010.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes selected Company financial information for the last eight completed fiscal quarters:

Selected Financial Information	Three Months Ended August 31, 2011 (Third Quarter)	Three Months Ended May 31, 2011 (Third Quarter)	Three Months Ended February 28, 2011 (Second Quarter)	Three Months Ended November 30, 2010 (First Quarter)

Total revenues	$18,260,163	$13,868,599	$13,092,663	$13,353,701

Net loss	$(2,291,857)	$(6,403,070)	$(994,942)	$(401,195)

Loss per share	$(0.03)	$(0.09)	$(0.01)	$(0.01)

Selected Financial Information	Three Months Ended August 31, 2010 (Third Quarter)	Three Months Ended May 31, 2010 (Third Quarter)	Three Months Ended February 28, 2010 (Second Quarter)	Three Months Ended November 30, 2009 (First Quarter)

Total revenues	$20,130,656	$13,281,944	$10,856,392	$11,685,860

Net income (loss)	$(653,320)	$(799,626)	$1,845,190	$190,126

Income (loss) per share	$(0.01)	$(0.01)	$0.03	$0.00

RESULTS OF OPERATIONS

The following table compares selected financial information for the three months ended August 31, 2011 to the three months ended August 31, 2010 and the twelve months ended August 31, 2011 to the twelve months ended August 31, 2010.

Selected Financial Information	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010	Twelve Months Ended August 31, 2011	Twelve Months Ended August 31, 2010

Total revenues	$18,260,163	$20,130,656	$58,575,126	$55,954,852

Educational revenues – CIBT	$507,635	$1,066,497	$4,206,757	$7,166,099
Educational revenues net of direct costs – CIBT	$327,907	$247,030	$2,170,209	$3,388,780

Educational revenues – SSDC	$9,765,130	$10,507,619	$30,619,935	$36,919,922
Educational revenues net of direct costs – SSDC	$3,160,598	$6,895,851	$10,690,618	$25,168,370

Educational revenues – KGIC *	$7,595,430	$8,167,918	$21,838,554	$10,302,107	*
Educational revenues net of direct costs – KGIC *	$2,705,724	$4,837,602	$7,573,505	$5,863,734	*

Design and advertising revenues – IRIX	$391,968	$388,622	$1,909,880	$1,566,724
Design and advertising revenues net of direct costs – IRIX	$246,028	$198,081	$996,459	$863,666

General and administrative expenses	$12,196,697	$10,506,530	$39,237,013	$31,899,806

Amortization	$493,784	$527,127	$1,657,575	$1,537,277

Stock-based compensation	$15,008	$15,000	$91,122	$232,626
Business development costs	$171,625	-	$230,362	-

Foreign exchange (gain) loss	$(25,108)	$9,791	$(10,771)	$96,677

Impairment of marketable securities, long-lived assets and goodwill	$128,526	$2,127,229	$5,957,778	$2,127,229

Write-off of deferred finance fees	-	$200,000	$510,711	$200,000

Income tax (recovery) provision – net	$992,724	$(772,938)	$(894,623)	$(2,365,055)

Non-controlling interests	$124,617	$(126,041)	$443,565	$369,883

Net income (loss)	$(2,291,857)	$(653,320)	$(10,091,064)	$582,370

(Loss) earnings per share	$(0.03)	$(0.01)	$(0.15)	$0.01

Total assets	$41,160,434	$54,969,338	$41,160,434	$54,969,338

Total liabilities	$21,462,691	$26,619,254	$21,462,691	$26,619,254

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the twelve months ended August 31, 2010 for KGIC represents only five and a half month period.

The following table compares selected financial information for the twelve months ended August 31, 2011, the twelve months ended August 31, 2010, and the twelve months ended August 31, 2009 on a relative basis (as a percentage of total gross revenues).

Selected Financial Information	Twelve Months Ended August 31, 2011	Percentage to Total Revenues	Twelve Months Ended August 31, 2010	Percentage to Total Revenues	Twelve Months Ended August 31, 2009	Percentage to Total Revenues

Revenues	$58,575,126	-	$55,954,852	-	$44,550,958	-

Educational revenues – CIBT	$4,206,757	7%	$7,166,099	13%	$9,576,706	21%

Educational revenues – SSDC	$30,619,935	53%	$36,919,922	66%	$33,659,924	76%

Education revenues - KGIC	$21,838,554	37%	10,302,107	18%

Design and advertising revenues – IRIX	$1,909,880	3%	$1,566,724	3%	$1,314,328	3%

General and administrative expenses	$39,237,013	67%	$31,899,806	57%	$25,513,613	57%

Net income (loss)	$(10,091,064)	(17%)	$582,370	1%	$16,007	-

Total Assets	$41,160,434	70%	$54,969,338	98%	$47,521,692	106%

Total Liabilities	$21,462,691	37%	$26,619,254	48%	$23,652,032	53%

CIBT

The table below describes CIBT’s operational and financial performance for the periods ended August 31, 2011 compared to August 31, 2010:

CIBT Financial Information	August 31, 2011	August 31, 2010	Absolute Change	Percentage Change

Three months revenues	$507,635	$1,066,497	$(558,862)	(52%)
Three months revenues net of direct costs (%)	35%	23%	12%	NA

Annual revenues	$4,206,757	$7,166,099	$(2,959,342)	(41%)
Annual revenues net of direct costs (%)	48%	47%	1%	NA

Student enrollments	1,808	1,765	43	2%
Annual average revenue per student enrolled	$2,327	$4,060	(1,733)	(43%)

Three months net income (loss) before inter-corporate charges	$(819,741)	$(1,639,791)	$820,050	NA
Annual inter-corporate charges	-	-	-	-

Three months EBITDA	$(548,855)	$(2,186,077)	$1,637,222	NA

Three months adjusted EBITDA	$(420,329)	$(186,077)	$(234,252)	NA

Annual net income (loss) before inter-corporate charges	$(6,123,322)	$(1,529,433)	$(4,593,889)	NA
Annual inter-corporate charges	-	-	-	-

Annual EBITDA (non-GAAP)	$(6,354,952)	$(1,644,061)	$(4,710,891)	NA

Annual adjusted EBITDA (non-GAAP)	$(457,164)	$355,939	$(813,103)	NA

CIBT’s decreased revenues in the year ended August 31, 2011 was caused by a decrease in revenue per student and decline in enrollment of premium programs.  Effective August 31, 2011 the agreement between the Company and Beijing University of Technology (“BJUT”) agreement is expired. Accordingly, the Company recorded an impairment charge totaling $3,481,347 to the carrying value of intangible assets not subject to amortization. Further, as a result of declining revenues and income stemming from the Company’s business operations in Beijing, China, the Company also recorded an impairment charge totaling $2,287,905 to the carrying value of goodwill in the year ended August 31, 2011. As a result of declining revenues and income stemming from the Company’s business operations in Beijing, China, and the non-renewal of the BJUT agreement, the Company recorded a net impairment charge of $128,526 to the carrying value of furniture and equipment and leasehold improvements relating to the Company’s business operations in Beijing, China as at August 31, 2011. Together, the impairment charges total $5,897,778 for this business unit and are included in the year ended August 31, 2011.  These impairment expenses are non-operational and non-cash items and therefore have no impact to the operations of the Company.

CIBT’s new business strategy for China is to become a western education wholesaler, substituting degree oriented programs with higher tuition, for mass market programs with lower tuition but a larger target market to grow its student base. The market for private degree oriented programs in China has become saturated with limited growth because of increasing competition and government restrictions. As such, CIBT’s MBA program completed its operations and is being replaced with mass market programs including KGIC’s language programs and hotel management programs exclusively licensed from the American Hotel Lodging Association Educational Institute (“AHL-EI”). The new strategy is to use Global Learning Network (“GLN”) broadcasting studios to provide overseas students with mass market western education delivered through interactive video conferencing technology. Since the first quarter of 2011, targeting the mass market has increased CIBT’s trailing twelve month student enrollments from 1,285 on November 30, 2010 to 1,566 on February 28, 2011 to 1,781 on May 31, 2011, to 1,808 on August 31, 2011, representing a steady and rapid growth of 12% per quarter.

The GLN platform allows students and teachers to communicate in real-time, while overseas students are further supported by a local teacher within their local classroom. Over the past 2.5 years, CIBT has tested the technology, modified their model, and taught courses through the GLN within a limited number of Chinese Universities. In March 2011, CIBT completed the construction of its Vancouver based broadcasting studio. CIBT personnel are allocating extensive time to the roll out of the GLN. The GLN platform produces additional revenue channels for the various school subsidiaries, including Sprott-Shaw and KGIC, so that these schools can offer their educational services via a technology platform in addition to the traditional face to face environment. All development costs for these new initiatives were expensed out in the past years at the Company’s headquarter while the financial return was earned at the subsidiary schools.

CIBT’s EBITDA for the twelve months ended August 31, 2011 was lower than the same periods last twelve months due to the strategic transformation in the CIBT China business model and the decreased MBA program revenues.

The following table reconciles the net loss to EBITDA:

	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010	Year Ended August 31, 2011	Year Ended August 31, 2010

Net loss before inter-corporate charges	$(819,741)	$(1,639,791)	$(6,123,322)	$(1,529,433)

Add: income tax (recovery) provision	117,432	(666,383)	(698,430)	(606,441)
Add: depreciation and amortization	153,454	120,097	466,800	491,813

EBITDA (non-GAAP)	(548,855)	(2,186,077)	(6,354,952)	(1,644,061)

Add: impairment of long-lived assets and goodwill	128,526	2,000,000	5,897,778	2,000,000

Adjusted EBITDA (non-GAAP)	$(420,329)	$(186,077)	$(457,164)	$355,939

Sprott-Shaw (SSDC)

The table below describes Sprott-Shaw’s operational and financial performance for the period ended August 31, 2011 compared to August 31, 2010:

SSDC Financial Information	August 31, 2011	August 31, 2010	Absolute Change	Percentage Change

Three months revenues	$9,765,130	$10,507,619	$(742,489)	(7%)
Three months revenues net of direct costs (%)	68%	66%	2%	NA

Annual revenues	$30,619,935	$36,919,922	$(6,299,987)	(17%)
Annual revenues net of direct costs (%)	65%	68%	(3%)	NA

Student enrollment	2,740	3,882	(1,142)	(29%)
Annual average revenue per student enrolled	$11,175	$9,510	$1,665	18%

Three months net income (loss) before inter-corporate charges	$311,329	$603,054	$(291,725)	(48%)
Three months inter-corporate charges	$504,647	$520,711	$(16,064)	(3%)

Three months EBITDA (non-GAAP)	$471,410	$1,409,283	$(937,873)	(67%)

Annual net income (loss) before inter-corporate charges	$912,521	$4,156,440	$(3,243,919)	(78%)
Annual inter-corporate charges	$1,058,554	3,149,040	$(2,090,486)	(66%)

Annual EBITDA (non-GAAP)	$1,383,220	$5,922,241	$(4,539,021)	(77%)

SSDC’s revenues decreased in the year ended August 31, 2011.  This decrease was due to lower student enrollments, but offset slightly by higher revenue per student enrolled. SSDC’s student count was affected by the increased stringency on Canadian student loan criteria and amended Federal employment insurance policies, which decreased student enrollments in higher tuition programs. The student loan lending criteria within British Columbia has become more stringent over the twelve months ended August 31, 2011. As a result SSDC has modified their marketing and recruitment policies to adjust to the new student loan guidelines and has also shut down unprofitable campuses with high student loan default rates. These measures have resulted in decreased revenue and non recurring increase for severance pay, but have also given SSDC a greater strategic focus on the remaining profitable campuses. A second factor that impacted SSDC’s revenue was the change in the Canadian federal government funding policy on unemployment re-training. The funding policy shifted towards shorter programs in 2010, which affected a large percentage of SSDC’s government funded programs. Since late 2010 SSDC has been actively re-designing its employment insurance programs to adapt to the new policies. A number of new programs were launched in select campuses during Q3 and Q4 of 2011. SSDC has also focused on boosting revenues from government contracts and has successfully won approximately $1.2 million of government contracts in the twelve months ended August 31, 2011, which will be reflected in the revenues of fiscal 2012. SSDC has undertaken a number of consolidation efforts to decrease its future operating cost and improve its operational efficiency. These reorganization measures have included termination of redundant staff between itself and KGIC, merging of campus locations with KGIC, combination of administration and accounting functions with KGIC, and referral of students and graduates among CIBT and KGIC. The majority of expenses for these reorganization efforts have been expensed in fiscal 2011 and the bulk of the benefits for these reorganization measures will appear in future quarters.

In addition to decreased enrollment, the impact of the newly introduced Harmonized Sales Tax in British Columbia created additional expenses to the overall operations and tax credits cannot be collected from education revenues. In the month of August 2011, HST was abolished and the PST plus GST sales tax system is set to be reinstated in 2013. Prior to the implementation of HST on July 1st 2010, the tax rate for most professional services was 5%. The HST has increased the sales tax rate to 12% with no recuperation available to off-set as input tax credit due to the tax exempt nature of the education business in Canada. The abolishment of HST will go into effect in 2013 which will decrease this expense item accordingly.  Refer to the discussion on “General and Administrative Expenses” below for further analysis.

The following reconciles the net income to EBITDA:

	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010	Twelve Months Ended August 31, 2011	Twelve Months Ended August 31, 2010

Net income before inter-corporate charges	$311,329	$603,054	$912,521	$4,156,440

Add: interest on long-term debt	42,621	48,075	153,656	92,346
Add: income tax provision (recovery)	(116,293)	466,102	(483,361)	844,002
Add: depreciation and amortization	233,753	292,052	800,404	829,453

EBITDA (non-GAAP)	$471,410	$1,409,283	$1,383,220	$5,922,241

KGIC

KGIC is based in Vancouver, with eight branches in Canada and twelve overseas training center/branch offices. KGIC consists of two operating arms, King George International Language College and King George International Business College.

The table below describes KGIC’s operational and financial performance for periods ended August 31, 2011 compared to August 31, 2010:

KGIC Financial Information	August 31, 2011	August 31, 2010		Absolute Change	Percentage Change

Three months revenues	$7,595,430	$8,167,918		$(572,488)	(7%)
Three months revenues net of direct costs (%)	64%	59%		5%

Twelve months revenues	$21,838,554	$10,302,107	*	$11,536,447 *	112	%*
Twelve months revenues net of direct costs (%)	65%	57%		8%	NA

Student enrollment	6,753	6,322		431	7%
Twelve months average revenue per student enrolled for 2011 and over the period since acquisition for 2010	$3,234	$3,555	*	$(321)*	(9	%*)

Three months net income (loss) before inter-corporate charges	$475,899	$989,107		$(513,208)	(52%)
Three months inter-corporate charges	$142,704	$267,361		$(124,657)	(47%)

Three months EBITDA	$505,139	$1,087,923		$(582,784)

Twelve months net loss before inter-corporate charges	$94,646	$351,909	*	$(257,263)*	(73	%)*
Twelve months inter-corporate charges	$543,173	$267,361	*	$275,812 *	103	%*

Twelve months EBITDA	$334,948	$486,224	*	$(151,276)*	(31	%)*

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the twelve months ended August 31, 2010 for KGIC represents only a five and a half month period.

KGIC was acquired by CIBT Group on March 15, 2010. Revenues for KGIC have grown significantly through its synergistic relationship with the Company, when compared to the full year ended 2010. In addition, the political unrest in the Middle East and the environmental disaster in Japan encouraged students from those areas to seek education abroad. Utilizing its strong international presence, KGIC was able to attract students in the Middle East and Japan to travel to Canada and study at its Canadian campuses, contributing to the growth in KGIC’s revenues. KGIC’s business trend is seasonal and their highest revenue and earnings season is traditionally the summer due to significant volume of summer camp students. Since its acquisition, KGIC has undertaken a number of consolidation efforts to decrease its future operating cost and improve its operational efficiency. These reorganization measures have included termination of redundant staff between itself and SSDC, merging of campus locations with SSDC, combination of administration and accounting functions with SSDC, and referral of students and graduates among CIBT, SSDC and KGIC. The majority of expenses for these reorganization efforts have been expensed in fiscal 2011 and the bulk of the benefits for these reorganization measures will appear in future quarters. The newly introduced Harmonized Sales Tax in British Columbia also affected KGIC’s earning result due to the increased goods and services tax rate from 5% to 12% with a net difference of 7%. KGIC’s highest revenue season is the summer season, compared to SSDC and CIBT’s busiest season is the autumn season.

The following reconciles the net income to EBITDA:

	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010	Twelve Months Ended August 31, 2011	Period from acquisition on May 15, 2010 to August 31, 2010

Net income before inter-corporate charges	$ 475,899	$ 989,107	$ 94,646	$ 351,909

Add: income tax provision (recovery)	(48,872)	6,392	(48,872)	6,392
Add: depreciation and amortization	78,112	92,424	289,174	127,923

EBITDA (non-GAAP)	$ 505,139	$ 1,087,923	$ 334,948	$ 486,224

KGIC Acquisition Milestone Considerations

Under the terms of the KGIC acquisition agreement, the Company has agreed to pay a maximum of $3,917,810 of further consideration, which will be paid and recognized upon the achievement of the following net revenue and EBITDA milestones by the KGIC business:

(a)
up to $958,905 in cash if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(b)
up to $958,905 in value of the Company’s shares if the net revenue of the KGIC Business exceeds $16,109,588 and the EBITDA of the KGIC Business exceeds $1,284,930 for the period March 16, 2010 to February 28, 2011, such amount to be calculated according to a formula which is based upon the excess;

(c)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $18,200,000 and the EBITDA of the KGIC Business exceeds $2,000,000 for the period March 1, 2011 to February 29, 2012, such amount to be calculated according to a formula which is based upon the excess; and

(d)
up to $1,000,000 in cash if the net revenue of the KGIC Business exceeds $23,000,000 and the EBITDA of the KGIC Business exceeds $3,450,000 for the period March 1, 2012 to February 28, 2013, such amount to be calculated according to a formula which is based upon the excess.

Based on the results of operations for the KGIC Business for the period March 16, 2010 to August 31, 2011, the Company did not pay any further considerations under items (a) and (b) above since all the milestones were not achieved by the KGIC Business.

The likelihood of future payments for milestones (c) and (d) are subject to the financial performance of KGIC, various risks, uncertainties and other factors which cannot be forecasted at today’s date.

IRIX

The table below describes IRIX’s operational and financial performance for the periods ended August 31, 2011 compared to August 31, 2010:

IRIX Financial Information	August 31, 2011	August 31, 2010	Absolute Change	Percentage Change

Three months revenues	$391,968	$388,622	$3,346	1%
Three months revenues net of direct costs (%)	37%	51%	(14%)	NA

Twelve months revenues	$1,909,880	$1,566,724	$343,156	22%
Twelve months revenues net of direct costs (%)	48%	55%	(7%)	NA

Three months net loss before inter-corporate income	$(98,954)	$(28,931)	$(70,023)	NA
Three months inter-corporate income	$30,450	$5,610	$24,840	443%

Three months EBITDA	$(59,960)	$(8,379)	$(51,581)	NA

Twelve months net income before inter-corporate income	$61,019	20,407	$40,612	199%
Twelve months inter-corporate income	$6,000	$22,531	$(16,531)	(74%)

Twelve months EBITDA	$61,593	$60,299	$1,294	2%

Revenues for IRIX have increased over the year ended August 31, 2011. The majority of IRIX’s clients are in the real estate sector and therefore IRIX’s revenues grew with the growing activity in the real estate sector in western Canada over the year ended August 31, 2011.

The following reconciles the net income (loss) to the EBITDA:

	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010	Twelve Months Ended August 31, 2011	Twelve Months Ended August 31, 2010

Net income (loss) before inter-corporate charges	$(98,954)	$(28,931)	$61,019	$20,407

Add: income tax provision (recovery)	30,450	13,396	(28,532)	13,396
Add: depreciation and amortization	8,544	7,156	29,106	26,496

EBITDA (non-GAAP)	$(59,960)	$(8,379)	$61,593	$60,299

General and Administrative Expenses – Consolidated Group

The following tables compare selected financial information for the three and twelve months ended August 31, 2011 to the three and twelve months ended August 31, 2010. The selected general and administrative expenses are for the total consolidated group (Corporate, CIBT, SSDC, KGIC and IRIX). The acquisition of KGIC was completed on March 15, 2010, therefore, the financials for the twelve months ended August 31, 2010 for KGIC represents only five and a half month period.

Three Months Selected Financial Information	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010	Three Months Ended Absolute Change	Three Months Ended Percentage Change

Advertising and agent commission	$3,847,917	$3,413,246	$434,671	13%

Consulting and management fees	$415,979	$476,558	$(60,579)	(13%)

Professional fees	$293,790	$128,073	$165,717	129%

Rent	$1,716,373	1,502,701	$213,672	14%

Salaries and benefits	$4,026,573	$3,496,570	$530,003	15%

Other expenses	$2,330,736	$1,489,382	$841,354	56%

Total general and administrative expenses	$12,196,697	$10,506,530	$1,690,167	16%

Twelve Months Selected Financial Information	Twelve Months Ended August 31, 2011	Twelve Months Ended August 31, 2010	Twelve Months Ended Absolute Change	Twelve Months Ended Percentage Change

Advertising and agent commission	$12,190,564	$8,700,663	$3,489,901	40%

Consulting and management fees	$1,964,726	$1,380,305	$584,421	42%

Professional fees	$1,369,960	$1,940,634	$(570,674)	(29%)

Rent	$6,092,868	$4,108,635	$1,984,233	48%

Salaries and benefits	$12,031,267	$10,645,586	$1,385,681	13%

Other expenses	$5,587,628	$5,123,983	$463,645	9%

Total general and administrative expenses	$39,237,013	$31,899,806	$7,337,207	23%

The table below describes advertising and agent commission for the three months ended August 31, 2011 compared to the same period last year:

Advertising and agent commission, three months expenses	Three Months Ended August 31, 2011	Three Months Ended August 31, 2 010	Three Months Ended Absolute Change	Three Months Ended Percentage Change

Total	$3,870,460	$3,413,246	$457,214	13%

CIBT	$49,687	$149,090	$(99,403)	(67%)

SSDC	$1,677,964	$1,567,135	$110,829	7%

KGIC	$2,140,455	$1,696,851	$443,604	26%

IRIX	$2,354	$170	$2,184	NA

The table below describes advertising and agent commission for the twelve months ended August 31, 2011 compared to the same period last year:

Advertising and agent commission, twelve months expenses	Twelve Months Ended August 31, 2011	Twelve Months Ended August 31, 2010	Twelve Months Ended Absolute Change	Twelve Months Ended Percentage Change

Total	$12,190,564	$8,700,663	$3,489,901	40%

CIBT	$464,380	$726,605	($262,225)	(33%)

SSDC	$5,431,995	$5,563,476	($131,481)	(2%)

KGIC*	$6,290,652	$2,407,626*	$3,883,026*	161%*

IRIX	$3,537	$2,956	$581	20%

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the twelve months ended August 31, 2010 for KGIC represents only five and a half month period.

Overall advertising and agency fee increased in the twelve months period ended August 31, 2011, mainly due to KGIC’s advertising and agency fee costs for the periods prior to its acquisition on March 15, 2010 were not included in the comparable 2010 period. When compared to 2010, the advertising and agency fee expense in the three months ended August 31, 2011 increased slightly. Advertising and agency fee costs for CIBT decreased within the periods ended August 31, 2011, because they focused on cutting their advertising expenditure to account for lower revenues in 2011 compared to the same period last year. KGIC and SSDC advertising and agency fee costs increased in the three month ended August 31, 2011 because the commissions paid to its agents has increased. As normal course of business for KGIC and SSDC’s international divisions, the Company pays international agents a referral fee to refer international students to KGIC or SSDC.  Under the current generally accepted accounting practices, referral fees paid to agents must be expensed out immediately upon payment.  Under the same accounting practices, revenue collected from international students is booked as Deferred Revenue to be earned out over the period of the program ranging from 1 to 36 months.  This accounting format created a surge of expenses upfront while the associated revenues are deferred over time, thereby creating a swing of profit or losses depending on the cut-off periods of the year.

Consulting and management fees increased within the twelve months ended August 31, 2011 as compared to the same periods last year. A portion of the increase for the twelve month period comparison is due to the fact that KGIC’s consulting and management fees for the periods prior to its acquisition on March 15, 2010 were not included in the comparable 2010 period. Consulting and management fees from the corporate head office increased $131,899 in the twelve months ended August 31, 2011 due to the heightened use of consultants for corporate finance and re-organization activity during the first and second quarter of 2011.

Professional fees decreased within the twelve months ended August 31, 2011 as compared to the same period last year. The decrease in professional fees was a result of using internal resources and lower cost contract consultants to perform technical work, the elimination of non recurring expenses in the twelve months ended August 31, 2010 such as internal control consultants. Professional fees increased in the three months ended August 31, 2011 through use of IFRS consultants to assist the Company with the changeover to IFRS accounting standards.

The increase in rent in the twelve months ended August 31, 2011 is due to the fact that KGIC’s rent costs for the periods prior to its acquisition on March 15, 2010 were not included in the comparable 2010 period. Rental and leases for the three month period ended August 31, 2011 increased as compared the same periods last year. The increase in rent is attributed to the implementation of the HST tax in July 2011. During the twelve months ended August 31, 2011 two redundant campuses between SSDC and KGIC were consolidated into one, SSDC also closed down two unprofitable campuses. Two lease contracts ended in late fiscal 2011 and the other two will end in 2012, thereby saving the Company rental and lease expenses in future periods.

The table below describes salaries and benefits for the three months ended August 31, 2011 compared to the same period last year:

Salaries and benefits, three months expenses	Three Months Ended August 31, 2011	Three Months Ended August 31, 2010	Three Months Ended Absolute Change	Three Months Ended Percentage Change

Total	$4,026,573	$3,496,570	$530,003	15%

CIBT	$334,376	$513,597	$(179,221)	(35%)

SSDC	$2,422,807	$2,064,459	$358,348	17%

KGIC	$975,691	$651,131	$324,560	50%

IRIX	$195,796	$163,760	$32,036	20%

Corporate	$97,903	$103,623	$(5,720)	(6%)

The table below describes salaries and benefits for the twelve months ended August 31, 2011 compared to the same period last year:

Salaries and benefits, twelve months expenses	Twelve Months Ended August 31, 2011	Twelve Months Ended August 31, 2010		Twelve Months Ended Absolute Change	Twelve Months Ended Percentage Change

Total	$12,031,267	$10,645,586		$1,385,681	13%

CIBT	$1,187,357	$1,468,354		$(280,997)	(19%)

SSDC	$6,989,431	$7,134,849		$(145,418)	(2%)

KGIC*	$2,641,695	$914,763	*	$1,726,932 *	189%*

IRIX	$719,876	$652,890		$66,986	10%

Corporate	$492,908	$474,730		$18,178	4%

*KGIC was acquired by CIBT Group on March 15, 2010, therefore the financials for the twelve months ended August 31, 2010 for KGIC represents a five and a half month period.

The primary reason for the increase in personnel cost for the twelve months ended August 31, 2011 is due to the fact that the comparable 2010 periods did not include KGIC’s personnel cost prior to its acquisition on March 15, 2010. KGIC has also experience significant growth over the twelve months periods ended August 31, 2011, which required additional personnel to meet the increased demand. The decrease in personnel costs for CIBT was attained through the downsizing of staff to account for the decreased student count in the twelve months ended August 31, 2011 compared to the same period last year. CIBT’s personnel cost also included severance payments to laid-off employees in the three and twelve month periods ended August 31, 2011, which is expected to be lower in 2012. SSDC’s personnel costs also decreased in the twelve months ended August 31, 2011 due to the downsizing of staff, however it increased in the three months ended August 31, 2011 due to sizeable severance payments. Staff counts now better match sales levels and reduced severance pay is expected in 2012. The increased personnel costs within IRIX and the corporate head office relate to training for staff turnover. Certain severance payments which were negotiated, recorded, and paid during Q3 and Q4 of 2011 and Q1 2012 created fluctuations in the personnel expenses for each of the subsidiaries and is the reason corporate head office personnel expenses have declined.

Over the twelve months ended August 31, 2011, significant resources from each subsidiary were used to develop the Global Learning Network, a video conference teaching platform. Expenses included, but were not limited to: equipment purchases, staff training and development, curriculum development, business development, and advertising. Total development expenses for the year ended August 31, 2011 were $230,362 excluding approximately $972,807 of indirect costs including management time, staff wages and IT infrastructure support costs, which are shared by the existing infrastructure at the Company’s corporate head office. Over the twelve months ended August 31, 2011, KGIC, SSDC, and CIBT have taught courses and generated revenues through use of the Global Learning Network platform. As GLN use continues, development costs are expected to decline, while revenues to each subsidiary increase.

The Harmonized Sales Tax (HST) is a new sales tax imposed by the provincial government of British Columbia that cannot be credited against education revenues, but adds to expenses. A vote to extinguish the HST and reinstate the PST plus GST system was passed in August 2011 and the Provincial government of BC has implemented a transition plan that is expected to take a minimum of 18 months. HST is estimated to result in an addition of approximately $450,000 to general and administrative expenses for the Company and all of its subsidiaries having operations in British Columbia within fiscal 2011.

Impairment

As at August 31, 2010, the Company recorded an impairment charge totalling $2,000,000 to the carrying value of intangible assets not subject to amortization as a result of declining revenues and income stemming from the Company’s business operations in Beijing, China.  The Company determined the fair value of the impaired long-lived assets based on a discounted net cash flow analysis.  The $2,000,000 impairment charge affected the carrying amount of the intangibles relating to the BJUT agreement, which forms part of the Chinese university agreements and contracts asset category under intangible assets not subject to amortization.

During the three months period ended May 31, 2011, the Company received notification from the BJUT that the agreement between the Company and BJUT will not be renewed. Up to this date, the Company was in discussions with BJUT on the renewal of the agreement which historically was not an issue. Accordingly, the Company recorded an impairment charge totalling $3,481,347 to the carrying value of intangible assets not subject to amortization.  The $3,481,347 impairment charge specific to the carrying amount of the intangibles relating to the Beijing University agreement and related ancillary agreements, which forms part of the Chinese university agreements and contracts included in intangible assets not subject to amortization.

As a result of declining revenues and income stemming from the Company’s business operations in Beijing, China, and the non-renewal of the BJUT agreement, the Company recorded an impairment charge totalling $2,287,905 to the carrying value of goodwill in the current fiscal year ended August 31, 2011.  The Company determined the fair value of the impaired long-lived assets based on a discounted net cash flow analysis. In addition, the Company recorded a net impairment charge of $128,526 to the carrying value of furniture and equipment and leasehold improvements based on a discounted net cash flow analysis.

Write-off of deferred finance fees

In connection with the Company’s planned financing to raise US$15,000,000 from accredited and institutional investors by way of a registered offering of common shares of the Company as announced on November 18, 2009, the Company filed a prospectus with the Securities and Exchange Commission on July 15, 2010 in accordance with U.S. securities laws. Direct costs totaling $600,252 were incurred in connection with the preparation and filing of the prospectus. On September 20, 2010, as a result of market conditions at the time, the Company withdrew the prospectus. The Company planned to re-file the prospectus, however, as a result of the delay and the need to update the prospectus on re-filing, the Company expensed $200,000 of the deferred offering costs in F2010, leaving a balance of $400,252 as at August 31, 2010.

Due to marketing condition for education companies’ stocks and temporary negative sentiment toward companies having operations in China, further delays with the planned financing during the current period, the Company expensed the remaining $510,711 of the deferred offering costs, leaving a nil balance as at August 31, 2011. Deferred offering costs consisted of the following at August 31, 2011 and August 31, 2010:

	August 31, 2011	August 31, 2010

Beginning balance	$400,252	$-
Additions during the current period	110,459	600,252
Expensed during the current period	(510,711)	(200,000)

Ending balance	$-	$400,252

Stock-based compensation

Stock-based compensation totaled $15,008 for the three months ended August 31, 2011, and $15,000 for the three months ended August 31, 2010, a relatively minimal change. Stock-based compensation is a result of the compensation expense in connection with the stock option grants during 2009 to the current period being recognized and recorded in the current period. The stock-based compensation expense from the stock option grants in Fiscal 2009 to the current period is being recognized on a straight-line basis over the vesting period (ranging from 18 months to 48 months) of the underlying options. Stock-based compensation represents the estimated fair value of stock options granted and is a non-cash expense. The increase in stock-based compensation is due to the granting of stock options during the three months ended August 31, 2011.

Foreign exchange gain and loss

The majority of the foreign exchange gain of $25,108 in the three months ended August 31, 2011 stems from the foreign currency translation of CIBT’s China operations. In the prior comparative quarter, the Canadian dollar was depreciating against the Chinese RMB and the foreign currency translation of CIBT’s integrated foreign operations in China resulted in a foreign exchange gain of $9,791 for the three month period ended August 31, 2010. Since August 31, 2010, the Canadian dollar has been appreciating against the Chinese RMB and the foreign currency translation of CIBT’s China operations resulted in a foreign exchange loss for the three month period ended August 31, 2011.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, and equity financing in the form of private placements.

As at August 31, 2011, the Company had a working capital deficit of $4,601,899 (August 31, 2010 – working capital deficit of $1,836,438) and total shareholders’ equity of $17,797,370 (August 31, 2010 – $27,022,958).  The Company’s overall cash position decreased by $5,055,267 during the three month period ended August 31, 2011, resulting in a consolidated cash balance of $6,456,568 as at August 31, 2011.

The changes in working capital accounts reflect the normal business operating cycle of the Company’s educational business.  Most of the Company’s educational business follows the typical student enrolment season for the education business sector, which is September of every year. A substantial amount of the Company’s tuition fees are collected in the month of September for Sprott-Shaw and June for KGIC of each year, but are deferred and recognized as revenues earned as the courses and programs are delivered throughout the academic periods.

Changes to the deferred revenues reflect the seasonal nature of the Company’s education business and the revenue recognition process.  For the twelve months ended August 31, 2011, decrease in deferred revenues, resulted in a use of cash to the Company in the net amount of $3,917,744, as less tuition fees were collected during that period. The decrease in accounts receivable by $2,733,063 for the twelve months ended August 31, 2011 represented a cash inflow to the Company, as the Company collected more Accounts Receivable that were due in the twelve months ended August 31, 2011 compared to the previous year.  Accounts payable and accrued liabilities decreased by $407,931 for the twelve months ended August 31, 2011 which represented a use of cash by the Company to decrease the liability to trade creditors and educational partners.

When the changes in the working capital accounts (especially the deferred revenues account) are viewed in terms of the twelve months ended August 31, 2011, the seasonal volatility is averaged out over the twelve month period from September 2010 to August 2010.

Net cash used in investing activities for the twelve months ended August 31, 2011 was $853,288 as compared to $5,752,247 used for the twelve months ended August 31, 2010.  The decrease in cash used in investing activities was because no businesses were acquired in fiscal 2011, whereas in 2010 KGIC was acquired. Net use of cash from financing activities for the twelve months ended August 31, 2011 was $570,265 as compared to a net cash of $4,993,709 for the twelve months ended August 31, 2010.  The decrease in the net use of cash from financing activities was attributed to paying back $712,917 of loan principal net of share issuance of $706,950 as well as the not requiring financing for acquisitions during the twelve months ended August 31, 2011.

The management has made assessment on the cash flows for the next 12 months which supports the going-concern assumption- some key assumptions are that management has a few alternative financing channels such as available line of credit, financing through private placement or reducing the discretionary spending

The following table details the Company’s contractual obligations as at August 31, 2011.

	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years

Long-term debt*	$2,186,724	$2,152,492	$34,232	$-	$-

Capital lease obligations*	350,897	101,765	199,352	49,780	-

Operating lease	10,989,989	3,311,193	6,835,059	843,737	-

Other long-term obligations	4,984,441	4,984,441	-	-	-

Total contractual obligations	$18,512,051	$10,549,891	$7,068,643	$893,517	$-
* includes related interest.

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the People’s Republic of China. China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports. At present, a company can repatriate up to 90 percent of profits from their China-based operations. A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account. This reserve is capped at 50 percent of a company’s registered capital. To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required. SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

As at August 31, 2011, a balance of $59,484 (August 31, 2010 – $118,303) was owing to certain officers, employees, directors, and private companies controlled by officers and directors of the Company. The $59,484 balance is comprised of $13,222 due to officers of the Company and $46,262 due to the President of IRIX. Amounts due to related parties are non-interest bearing and have no fixed terms of repayment. Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at August 31, 2011, a balance of $100,000 (August 31, 2010 - $0) was due from a director of the Company. In November 2011, the Company received $30,000 in funds owing from a director the Company.  The remaining balance of $70,000 is anticipated to be repaid by the director of the Company before December 31, 2011.  During the three month period ended February 28, 2011, the former President of SSDC repaid $143,721 to the Company that was owing as at August 31, 2010.

During the twelve month period ended August 31, 2011, the Company and its subsidiaries incurred $1,091,249 (2010 – $1,772,472) for management fees and salaries paid to certain directors and officers employed by the Company and its subsidiaries.

In 2011 a bonus of $150,000 relating to 2010 performance was paid to the CEO of the Company. The CEO has voluntary waived his bonus related to fiscal 2011 due to market condition and corporate performance.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with Canadian GAAP, and the Company’s significant accounting policies are disclosed in Note 2 of the audited consolidated annual financial statements for the year ended August 31, 2011. The following accounting policies are of particular importance in the presentation of the Company’s financial position, results of operations and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectability is reasonably assured.

CIBT, SSDC, and KGIC recognize tuition fee revenue on a straight-line basis over the terms of contracts when persuasive evidence of an arrangement exists, the price is fixed or determinable and collectability is reasonably assured. When tuition fees are collected from students at the start of each course and program, the tuition fees, net of related discounts and estimated direct costs, are recorded as deferred revenue and recognized as revenues earned on a straight-line basis during the period of actual course and program delivery. If a student withdraws from a course or program, the deferred revenue will be adjusted in accordance with the Company’s withdrawal and refund policy. Deferred revenue represents revenue yet to be earned by the Company until the Company has fulfilled its obligations for delivery of the courses and programs, and recoverability or collectability of the amount is estimated to be reasonably assured.

IRIX recognizes revenue for service provided on a completed contract basis whereby contract revenues billed and contract expenses incurred are deferred until the contract is estimated to be substantially completed, delivery to the customer has occurred, and there is reasonable assurance of collection of the amounts billed. If it is estimated that losses are expected on contracts before the substantial completion of the contracts then a full provision is made for the estimated losses.

Intangible assets

The Company’s indefinite life and finite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value. The acquisition date fair value of the intangible assets, both indefinite life and finite life, were determined based on valuation methodology which included management’s estimate of projected cash flows for the Company.

Indefinite life intangible assets, which include accreditations, brand and trade names, and Chinese university partnership contracts are not subject to amortization and are tested for impairment annually or when indicated by changes in events or circumstances. An impairment of an indefinite life intangible asset is recorded when, and to the extent that, the carrying value of an indefinite life intangible asset exceeds the fair value of the related indefinite life intangible asset with fair values of the indefinite life intangible assets being determined pursuant to generally accepted valuation methodologies.

Finite life intangible assets, which include curriculum access contracts, acquired internally developed curriculum, and foreign university cooperating agreements are amortized over periods ranging from one to fifteen years on a straight-line basis, being their estimated useful lives. Finite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable through future undiscounted net cash flows from the use or disposal of the related finite life intangible asset.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair value estimates. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

We test goodwill for possible impairment on an annual basis as of August 31 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Circumstances that could trigger an impairment test between annual tests include, but are not limited to:

a significant adverse change in the business climate or legal factors;

an adverse action or assessment by a regulator;

unanticipated competition;

loss of key personnel;

the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or disposed of;

change in reportable segments; and/or

results of testing for recoverability of a significant asset group within a reporting unit.

The timing of an impairment test may result in charges to our statements of operations in our current reporting period that could not have been reasonably foreseen in prior periods. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to the reporting units, assigning goodwill to reporting units and estimating the fair value of each reporting unit. Estimates of fair value of each reporting unit is significantly affected by assumptions such as future revenue growth rates, gross margin percentages, operating margin percentages, effective tax rates, terminal growth rates, discount rates, working capital requirements and capital expenditures. Changes in these estimates and assumptions could materially affect the determination of fair value of each reporting unit which could trigger impairment.

Foreign currency translation

The CIBT subsidiaries in China maintain their accounting records in Chinese RMB. The functional currency of the parent company and other entities in Canada is the Canadian dollar and the Company’s reporting currency is the Canadian dollar.

The Company’s self-sustaining foreign operations are translated using the current rate method. Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in other comprehensive income (loss). An appropriate portion of the exchange gains and losses accumulated in other comprehensive income (loss) will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.
The Company follows the temporal method of accounting for the translation of foreign currency transactions into Canadian dollars. Foreign currency denominated monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenue and expense items in foreign currencies are translated at the rate of exchange in effect when the transactions occur. Exchange gains and losses recognized on foreign currency transactions and the translation of foreign currency balances at the balance sheet date are included in the determination of income (loss) for the period.

Equity-based transaction

The Company grants stock options and warrants to certain directors, and employees to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan. The Company expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period. Fair values have been determined using the Black-Scholes option pricing model which utilized management’s estimate of the following weighted average assumptions: the expected life of the stock options; the risk-free interest rate; the expected dividend yield; and the expected volatility of the Company’s stock. The estimated fair value of the options granted to employees, officers and directors are recorded as compensation expense on a straight-line basis over the vesting period of the underlying options.

Income taxes

The Company follows the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantially enacted tax rates and laws in effect when the differences are expected to reverse. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of future income tax reductions. Significant estimates are required in determining the provision for income taxes, including but are not limited to, accruals for tax contingencies and valuation allowances for future income tax assets and liabilities. Some of these estimates are based on interpretations of existing tax laws or regulations. The Company’s effective tax rate may change from period to period based on the mix of income among the different foreign jurisdictions in which the Company operates, changes in tax laws in the foreign jurisdictions, and changes in the amount of valuation allowance recorded.

FUTURE ACCOUNTING STANDARDS

(a) International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter ending November 30, 2011, with restatement of comparative information presented. The Company has begun assessing the adoption of IFRS for 2011, and has created the following timeline leading to a fiscal 2012 implementation:

	Key Actions	Deliverable and Progress
Phase 1 – Scope and Plan	- Identification of leadership team/expert resources - Completion of scoping study - Identification of significant accounting policy choices	- Completed IFRS Scoping study and documented areas of low/medium and high impact - Identified leadership team and expert resources as well as significant accounting policy choices
Phase 2 – Design and Build
- Selection of accounting policies (including elective exemptions under IFRS1)
- Delivery of technical training within the entity
- Identification of all relevant GAAP-dependent covenants, contracts and compensation arrangements, and evaluation of the impact from IFRS conversion on such arrangements
- Amendment to and/or development of accounting policies and procedures as well as design of internal controls in light of IFRS conversion

- Selection of accounting policies and IFRS 1 elections complete
- Training has been provided to key personnel.  On-going training will be provided on an as-needed basis throughout the transition to IFRS and thereafter
- The implementation of changes to the reporting and system processes and internal controls to support preparation of IFRS financial statements is on-going

Phase 3 – Implement and Review
- Quantification of IFRS adoption impact
- Review and sign off of accounting policy choices by management and the Audit Committee
- Amendment to covenants, contracts, and compensation arrangements that are impacted by IFRS conversion

- Shell consolidated financial statement in IFRS required format to be completed by November 30, 2011
- Preliminary opening balance sheet and IFRS 1 reconciliation drafted pending finalization of quantitative differences
- Review and sign off of accounting policy choices by management and the Audit Committee to be completed by December 31, 2011
- First IFRS regulatory filing – November 30, 2011 (Q1 2012 FS)

The Company is continuing to monitor developments in standards and interpretations of standards and industry practices.  Due to anticipated changes to IFRS and International Accounting Standards prior to the adoption of IFRS, management’s plan is subject to change based on new facts and circumstances that arise.  Management expects to complete its first interim consolidated financial statements prepared under IFRS for the quarter ended November 30, 2011 with no significant issues or delays.

The following list, though not exhaustive, identifies some of the changes in key accounting policies due to adoption of IFRS:

Standards	Differences from Canadian GAAP	Potential Impact
First-time Adoption of IFRS (IFRS 1)
IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS.  With regards to the IFRS transition, the Company continues to analyze the optional exemptions available under IFRS 1.
The adoption of certain exemptions will impact the September 1, 2010 opening balance sheet adjustments. The effect of the adoption of these exemptions is discussed in the relevant sections below.
Impairment of Assets (IAS 36)
When indications of impairment are identified, IFRS requires the assessment of asset impairment to be based on a comparison to the carrying amount of the estimated recoverable amount of the assets using discounted cash flows.  Canadian GAAP only requires discounting if the carrying amount of assets exceeds the undiscounted cash flows expected to be generated by those assets.  This may result in impairments under IFRS where they do not exist under Canadian GAAP.  IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed.  GAAP prohibits the reversal of impairment losses.

The Company has not yet completed its estimate of the likely quantified effect of this difference in accounting standard; it has determined that the effect will likely be an increase in the amount of impairment recognized; this increase may be material.

The Effects of Changes in Foreign Exchange Rates (IAS 21)
IFRS IAS 21 requires the Company to determine any translation differences applicable to translating foreign subsidiaries in accordance with IFRS from the date on which a foreign subsidiary was formed or acquired.

IFRS 1 provides an exemption that allows a Company to reset its cumulative translation account to zero at the date of transition to IFRS, with balances being transferred to opening retained earnings.  The Company has elected to take this exemption.

Share-based Payment (IFRS 2)
IFRS requires that fair value of stock options be recognized using the graded vesting method, whereas Canadian GAAP allows the straight-line method or the graded vesting method to be used. An optional exemption is available under IFRS 1, where a first-time adopter is not required to apply IFRS 2 to share-based payments that vested before the date of transition of September 1, 2010.

The Company does not expect the adoption of this standard to have a material effect on the aggregate fair value of stock options.  However, the Company does expect that the use of the graded vesting method will result in earlier recognition of share-based payments under IFRS as compared to Canadian GAAP.  The Company has elected to adopt the IFRS 1 exemption of avoid retrospective application of IFRS 2 for stock options that vested prior to September 1, 2010.

Business Combinations (IFRS 3)	IFRS 3 applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.
There is an optional exemption under IFRS 1 for business combinations prior to the date of transition wherein a first time adopter may elect to apply IFRS 3 retrospectively to past business combinations (business combinations that occurred before September 1, 2010).  The Company expects to use this exemption regarding historical business combinations.

Income Taxed (IAS 12)
For certain differences between Canadian GAAP and IFRS that result in adjustments being recognized in the financial statements, there may be corresponding adjustments required to recognize changes in the deferred income tax assets and liabilities due to the differences increasing or decreasing between book and tax values.
The Company has not yet completed its estimate of the likely quantified effect of this item. The impact on transition may be material.

FINANCIAL INSTRUMENTS

In accordance with current accounting standards, the Company initially measures all of its financial assets and financial liabilities at fair value and classifies them into categories with ongoing measurement as follows:

•	Held-to-maturity investments measured at amortized cost using effective interest method;
•	Available-for-sale assets measured at fair value;
•	Assets and liabilities held-for-trading measured at fair value;
•	Loans and receivables measured at amortized cost using effective interest method; and
•	Other financial liabilities measured at amortized cost using effective interest method.

The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties to settle these instruments. The fair value of the Company’s financial instruments included in current assets and liabilities, which include cash and cash equivalents, accounts receivable and accounts payable were estimated to approximate their carrying values due to the immediate or short-term maturity and normal trade terms of these instruments. The fair value of the Company’s marketable securities is based on quoted prices in an active market. The fair value of the long term debt approximates the book value since the interest rate is based on a floating rate. It is impractical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Exchange rate risk
The Company operates in Canada and China, and through its subsidiaries in China the Company generates revenues in Chinese RMB and incurs operating costs which are payable in Chinese RMB, giving rise to exposure to market risks from changes in foreign currency rates. The Company also holds minor amount of cash in US dollars, the exchange rate fluctuation between Canadian dollar and US dollar will not have a material impact on net income. A strengthening of 5% of the Canadian dollar against the Chinese RMB would result in an approximate decrease in net income of $160,000. For a weakening of 5% of the Canadian dollar against the Chinese RMB would be an equal and opposite impact on net income.

Credit risk
The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses. Accounts receivable as at August 31, 2011 is reported net of allowance for bad debts of $914,358 (August 31, 2010 – $451,691). The carrying amount of the assets included on the balance sheet represents the maximum credit exposure.

Interest rate risk
The Company is exposed to interest rate risk on its cash and cash equivalents which earn interest at market rates, and is exposed to interest rate risk on its demand term installment loan. A one point increase in the prime rate of interest would add approximately $30,000 of interest cost per annum to the demand term installment loan.

Liquidity risk
The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements and using its demand operating credit facility of $1,500,000 to ensure financial resources are available. The Company could look to capital financing which has it successfully raised in the past. However, there is no assurance that such financing will be available on favourable terms. Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations.

The capital structure of the Company consists of shareholders’ equity and long-term debt.  The Company manages and adjusts its capital structure in light of economic conditions and the risk characteristics of the underlying assets.  The Company monitors its capital using various financial ratios and non-financial performance indicators.  The Company’s primary uses of capital are to finance working capital requirements, capital expenditures and acquisitions.  The Company must comply, and is currently in compliance, with certain financial ratio requirements in connection with the long-term debt.

The Company reported a net loss of $10,091,064 and generated negative cash flow used in operating activities.  The Company had a net working capital deficit of $4,601,899.  These consolidated financial statements have been prepared assuming the Company will continue as a going concern.  Although the Company has completed private placements, there can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations.  However, the Company holds sufficient cash to support its operations in the next 12 months.

The Company’s ability to continue as a going concern is dependent upon the ability to raise capital, the generation of positive cash flow, and the performance of the various educational programs that they offer and the success of the development for new programs.  There is no certainty that  such  events  will  occur  and  that  sources  of  financing  will  be  obtained  on  terms  acceptable  to management.  Whether and when the Company can attain profitability and positive cash flows is also uncertain.  The  accompanying  financial  statements  do  not  include  any  adjustments  relating  to  the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

SUBSEQUENT EVENTS

In November 2, 2011, the Company received $30,000 in funds owing from a director of the Company (refer to “Transactions with Related Parties” section above).  The remaining balance of $70,000 is anticipated to be repaid by the director of the Company before December 31, 2011.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a) Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on their evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that, as of August 31, 2011, and the date of this Management’s Discussion & Analysis, that the disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its subsidiaries are made known to them by others within the Company, and that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under Canadian securities laws are recorded, processed, summarized and reported in a timely manner.

(b) Report of Management on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2011, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In its assessment of the effectiveness in internal control over financial reporting as of August 31, 2011, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

•
In the process of documenting and improving our controls over financial reporting in the last three years, management has identified certain material weaknesses that existed in the design or operation of the Company’s internal control over financial reporting including ineffective control over the financing reporting of recently acquired subsidiaries; insufficient staffing in accounting and finance in business segments; and ineffective controls related to the period-end financial reporting process that impacts management’s ability to oversee the preparation of the consolidated financial statements

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of August 31, 2011.

(c) Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weaknesses as described above. The Company has taken the following actions to improve internal controls over financial reporting:

•
During the remaining period through the year ended August 31, 2012, we will enhance our risk assessment, internal control design and documentation and develop a plan for testing in accordance with COSO standards; and

•	Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the three month period ended August 31, 2011. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the unaudited interim consolidated financial statements for the three months ended August 31, 2011 fairly present in all material respects and financial position and results of operations for the Company in conformity with generally accepted accounting principles.

There were no changes in the Company’s internal controls over financial reporting during the three month period ended August 31, 2011 that have materially affected, or are reasonably likely to affect, the Company’s internal controls over financial reporting.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT November 29, 2011

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at August 31, 2009	64,109,297	$44,350,606

- for private placement at $0.70 per share	4,726,714	3,308,700
- fees and commissions for private placement	-	(206,270)
- fair value of agent’s warrants for private placement	-	(63,000)
- for cash by exercise of options at $0.50 per share	390,000	195,000
- contributed surplus reallocated on exercise of stock options	-	124,800

Balance at August 31, 2010	69,226,011	47,709,836

- for private placement at $0.30 per share	2,723,333	817,000
- fees and commissions for private placement	-	(10,050)
- Fair value of warrants for private placement	-	(330,000)
- fair value of agent’s warrants for private placement	-	(4,020)

Balance at August 31, 2011 and November 29, 2011	71,949,344	$48,182,766

Escrow shares
No escrow shares were issued and outstanding as at November 29, 2011.

Stock options
Details of options outstanding as at November 29, 2011 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

190,000	$0.51	January 21, 2012	0.39 years
1,200,000	$1.53	June 21, 2012	0.81 years
60,000	$0.80	August 2, 2013	1.67 years
50,000	$0.60	August 8, 2013	1.94 years
100,000	$0.54	October 13, 2013	2.12 years
1,265,000	$0.42	March 1, 2016	4.50 years

2,865,000	$0.91 Average Price

Share purchase warrants
Details of warrants outstanding and exercisable as at November 29, 2011 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

1,723,500	$0.35	June 29, 2014	2.83 years
1,033,333	$0.35	July 12, 2014	2.86 years

2,756,833